July 26, 2007
VIA EDGAR AND FEDERAL EXPRESS
Mr. John Reynolds
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	TM Entertainment and Media, Inc.
Registration Statement on Form S-1
Filed on June 18, 2007
File No. 333-143856
Dear Mr. Reynolds:
     On behalf of TM Entertainment and Media, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated July 19, 2007, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), a copy of which has been marked with the changes from the original filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to Ronald E. Alper.
     Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.
General
1.	We note the disclosure on pages 21 and 62 concerning factors considered in determining the terms of the securities. Please also describe the factors you considered in seeking proceeds of approximately $72 million. For example, explain if that was the amount that you determined was sufficient to complete an acquisition of the size you will pursue. State, if true, that the amount you are seeking was chosen because it was determined to be the maximum amount the company and the underwriters believed could be successfully received given market conditions, the company’s industry and management, and other factors.

We have made the requested change on pages 24 and 66 of Amendment No. 1

2.	Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

We acknowledge the comment and will provide the Staff, prior to effectiveness, with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

3.	Prior to effectiveness of this registration statement, please have an AMEX representative call the staff to confirm that your securities have been approved for listing.

We acknowledge the comment and will have an AMEX representative call the Staff to confirm that our securities have been approved for listing.

4.	As you are a blank check company with minimal assets and no income from continuing operations, please advise us how you will comply with initial American Stock Exchange listing standards, including the requirements concerning income and shareholder equity.

The Company will comply with Standard 3 of the AMEX’s Listing Standards for Original Listing. Standard 3 does not have an income requirement and has a minimum stockholders’ equity requirement of $4 million. Upon completion of this offering, the Company will have stockholders’ equity of approximately $47 million. In addition, Standard 3 requires (i) a market capitalization of at least $50 million, (ii) a public float with a market value of at least $15 million, (iii) a minimum per share price of $2 and (iv) a minimum of 400 public shareholders and a public float of at least 1,000,000 shares. Upon completion of this offering, the Company will satisfy each of these requirements.

5.	We note that you are seeking to register the insider warrants and the common stock underlying those warrants as part of this registration statement. We also note the “Form of Private Placement Purchase Agreement ...” filed as exhibit 10.9. Please disclose whether the existing stockholders have entered into this agreement prior to the filing of the registration statement. If so, please file an executed copy of the agreement that was entered into prior to filing. Also file as an exhibit, an executed copy of the subscription agreement, that is discussed on page 55, between the existing stockholders, the company and Pali Capital, Inc. We may have further comment.

The existing stockholders have entered into separate Private Placement Purchase Agreements prior to the filing of the registration statement. We have made the requested disclosure and filed executed copies of the agreements that were entered into prior to filing. The subscription agreement referred to on page 55 is the Private Placement Purchase Agreement. We have revised the disclosure accordingly.

6.	We note the disclosure on the cover page that, “Our efforts in identifying a target business will not be limited to a particular industry.” In light of the fact that you will not be limited to a particular industry, please revise your Item 101 of Regulation S-K disclosure to discuss your intended search process in more detail since you are able to acquire companies outside of management’s expertise along with relevant risk factors. Revise to clarify if there is a time frame or monetary amount used that will trigger your search of companies not in the initial industry focus. Disclose in detail the factors the company would use to decide to invest in a business that is outside of its entertainment and media expertise. Explain how this criterion differs from those used to evaluate entertainment and media businesses.

In addition, we note your disclosure in the summary, and similar disclosure elsewhere, regarding your belief that “companies involved in these industries [entertainment, media, digital or communications] represent attractive acquisition targets for a number of reasons, including favorable economic environment for these industries” and that “there are numerous business opportunities in the entertainment, media, digital and communications industries.” Because you are not limited to a particular industry, please revise to clarify how the noted disclosure and similar disclosure elsewhere is relevant if you can acquire a company in any industry. Should you also include disclosure regarding opportunities in every other industry in which the company may determine to invest? Such beneficial disclosure appears moot if you elect to acquire a company outside of the initial industry focus. Please revise to balance your disclosure.

We have revised the disclosure in Amendment No. 1 to clarify that the Company will only acquire a company in the entertainment, media, digital or communications industries. Please see the prospectus cover page and page 34.

7.	We note that the management stockholders have agreed to indemnify the trust against claims of various vendors. Please state whether any potential claims would not be covered by the indemnification. In addition, please clarify throughout the document as appropriate the obligation of the company to bring a claim against the management stockholders to enforce their liability obligation. Clarify whether the company has an obligation to bring this claim, if necessary. Clarify whether the board has any fiduciary obligation to bring such a claim. If not, please explain.

We have made the requested change in Amendment No. 1. Please see pages 10, 16 and 43.

8.	In an appropriate section of the registration statement, please discuss the logistics of any acquisition in light of the 30% conversion threshold given that the 80% threshold for the value of any business interest you acquire. Please revise to discuss the additional difficulties you may have meeting the 80% threshold in light of decreased trust assets due to greater amounts of conversions than in standard SPAC transactions.

We have made the requested change in Amendment No. 1. Please see page 29.
Prospectus Summary, page 1
9.	On page 2, please include the statement from page 36 that “[i]f our board is not able to independently determine that the target business has a sufficient fair market value, we will obtain an opinion from an unaffiliated, independent investment banking firm with respect to the satisfaction of such criteria.”

We have made the requested change in Amendment No. 1. Please see page 3.
The Offering, page 4
10.	Disclose here, and elsewhere as appropriate, whether the redemption of the warrants by the company would include the warrants held by the underwriters as a result of the exercise of the underwriter’s option. If such warrants are not included, discuss the reasons why such warrants are not included. In addition, discuss whether the underwriter has the right to consent before the company can exercise their redemption right and if so, discuss in the appropriate section the conflicts of interest that result from such right.

We have made the requested change in Amendment No. 1. Please see pages 5 and 62.
Limited Payment to Insiders, page 6
11.	You disclose that you will not pay any fee or other cash payment to your insiders in connection with your activities leading up to, and including, your business combination. Please revise to clarify whether this statement is designed to encompass all forms of compensation — such as stock, options, etc.

We have made the requested change in Amendment No. 1. Please see page 7.

12.	Please clarify whether there is any limit on the amount of expenses incident to the offering and identifying, investigating and consummating the business combination that may be reimbursed.

We have made the requested change in Amendment No. 1. Please see page 7.
Amended and Restated Certificate of Incorporation, page 7

13.	You state on page seven that you will only consummate a transaction if shareholders vote both in favor of a transaction and in favor of your amendment to provide for perpetual existence. As you indicate on page seven that the vote to amend your certificate of incorporation would require the majority of your shares outstanding, it appears that consummation of a transaction would require such a vote. However, you state on page eight under “Stockholders must approve business combination” that you will proceed with a business combination only if it is approved by a majority of the common stock voted. Please revise to reconcile the apparent inconsistency or advise.

Pursuant to Delaware corporate law, the approval of the proposal to amend the Company’s Amended and Restated Certificate of Incorporation to provide for the Company’s perpetual existence would require the affirmative vote of a majority of the Company’s outstanding shares of common stock. However, Delaware corporate law would generally only require the approval of a majority of the shares of common stock voted by stockholders to approve a business combination. Accordingly, the two different approval requirements are correctly identified in the Registration Statement.
Conversion rights for stockholders voting to reject a business combination. page 8
14.	Please clarify here and in the “Conversion Rights” section on page 38 the specific procedures for shareholders wishing to convert their shares. For example, explain what steps shareholders will be required to take before and after a meeting to vote on a proposed transaction, including whether you will require shareholders to tender their shares prior to the shareholder meeting.

We have made the requested change in Amendment No. 1. Please see pages 8 and 41.
Liquidation if No Business Combination, page 9
15.	Please discuss (i) whether the company has any waiver agreements agreed to at this time and if so, from whom they have been obtained; and (ii) what debts, costs and expenses that will not be covered by the indemnity to be provided by the management stockholders.

We have made the requested change in Amendment No. 1. Please see page 10.
Escrow of existing stockholders’ securities, page 10
16.	Please explain the purpose of permitting private sales of your insider’s escrowed shares.

We have made the requested change in Amendment No. 1. Please see page 11.
Summary Financial Data, page 11

17.	Please revise to indicate the approximate dollar amount redeemed if 29.99% of the 9,000,000 shares are redeemed under the redemption rights.

We have made the requested change in Amendment No. 1. Please see page 13.
Risk Factors, page 12
18.	Please revise the risk factor on page 13 under the subheading `Because there are numerous companies ...,” to include comparison figures for blank check companies with a focus on the entertainment, media, digital and communications industries.

We have made the requested change in Amendment No. 1. Please see page 15.

19.	Please revise the risk factor on page 15 “An effective registration statement may not be in place...” to clarify (i) in no event will the company be required to net cash settle the warrant exercise (consistent with section 3.3.3 of the warrant agreement) and (ii) a purchaser of a unit may pay the full unit purchase price solely for the shares underlying the unit (since the warrants may expire worthless).

We have made the requested change in Amendment No. 1. Please see page 17.
Use of Proceeds, page 24,
20.	In regards to the monthly fee of $7,500 discussed on page 25, please clarify the factors considered and individuals involved in determining that $7,500 is the appropriate amount for the services received. Address the extent to which the administrative services, office space, other services and their costs will be shared with other companies.

The Registration Statement discloses that the factors considered in determining that $7,500 is the appropriate amount for the services received are rents and fees for similar services in the New York City metropolitan area. We have clarified that the management stockholders were involved in making that determination. We have also clarified that the Company may share office space with other Companies.
Dilution, page 30
21.	We note that your dilution presentation assigns no value to the warrants that you have, or will have, outstanding following the offering. Please clarify to the investor that their actual dilution may be higher as a result of the exercise of these warrants, particularly if a cashless exercise is utilized.

We have made the requested change in Amendment No. 1. Please see page 31.
Proposed Business, page 33

Effecting a Business Combination, page 34
Sources of Target Businesses, page 35,
22.	We note that you will not pay any of your existing officers, directors, stockholders, or affiliates any finder’s fee or other compensation for services in connection with the business combination. Please disclose if these persons could receive such compensation from the target company and whether payment of finder’s fee or consulting fee to these persons will be a criterion in the selection process of an acquisition candidate. In addition, please describe any policy prohibiting your management’s pursuit of such fees or reimbursements from the acquisition target company. If you do not have such a policy, please explicitly state so and consider including an appropriate risk factor.

We have made the requested change in Amendment No. 1. Please see page 38.

23.	You state “[i]n addition, none of our officers, directors or existing stockholders will receive any finder’s fee, consulting fees or any similar fees from any person or entity in connection with any business combination involving us other than any compensation or fees that may be received for any services provided following such business combination.” Please describe, in an appropriate section, the compensation or fees that might be received for services provided following a business combination. Clarify whether your officers and directors will take the offer the compensation or fees after the business combination into consideration when determining which acquisition transactions to pursue. See your related disclosure on page 37.

We have made the requested change in Amendment No. 1. Please see page 38.

24.	Please disclose whether you would consider affiliates of your officers, directors or stockholders as a potential business combination target.

We have made the requested change in Amendment No. 1. Please see page 38.
Fair market value of target business, page 36
25.	It may be helpful to include a risk factor that the company will not be required to obtain an opinion from an unaffiliated, independent investment banking firm as to the fair market value of the target business.

We have made the requested change in Amendment No. 1. Please see page 18.
Opportunity for Shareholder Approval of Business Combination. page 37,

26.	You state “[i]n connection with the vote required for any business combination, all of our existing stockholders ... have agreed to vote their respective initial shares in accordance with the majority of the shares of common stock voted by the public stockholders.” Please expand upon this statement. Explain whether it means the existing shareholders will vote their shares in the same proportion as the vote by the public shareholders; or that the existing shareholders will vote the entirety of their shares either for or against a business combination, as determined by the totality of the public shareholder vote; or whether it means something else.

We have made the requested change in Amendment No. 1. Please see page 41.
Management, page 47,
Other Corporate Governance Matters, page 50
Conflicts of Interest, page 51
27.	We note the disclosure on page 51 that:

[I]n the course of their other business activities, our officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to our company as well as the other entities which they are affiliated. Our management may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

Please name the other entities that officers and directors are affiliated that may result in conflicts of interest in determining which entity should be presented with a particular business opportunity. Also indicate for each such entity the priority and preference such entity has relative to the company with respect to the performance of obligations and the presentation of business opportunities. Please revise, as applicable, the business experience of each officer and director under the “Management” section to include other entities which they are affiliated.

We have made the requested change in Amendment No. 1. Please see pages 52 and 55.

28.	We note the statement on page 52 that, “We currently do not anticipate entering into a business combination with an entity affiliated with any of our existing stockholders.” Please revise to disclose whether this statement includes those entities affiliated with officers and directors.

We have made the requested change in Amendment No. 1. Please see page 56.
Description of Securities, page 57

Warrants, page 58
29.	On page 59 you advise investors to “review a copy of the warrant agreement, which has been filed as an exhibit to the registration statement ... for a complete description of the terms and conditions applicable to the warrants.” As the exhibits are not provided to the shareholders, please revise to the extent necessary to summarize all of the material provisions of the warrants as well as your units and common stock, and revise the statement above to clarify that all such material provisions are described without incorporating by reference or referring to the underlying documents.

We have made the requested change in Amendment No. 1. Please see page 62.
Underwriting, page 62
30.	Please disclose the dollar value associated with the underwriters’ purchase option. In addition, please advise us why this has been excluded from your tabular presentation on page 63. See Item 508(e) of Regulation S-K.

The dollar value associated with the underwriters’ purchase option is disclosed on page 67. We have included a statement that the value of the underwriters’ purchase option is not included in the table on page 67. We believe that this presentation is more clear for investors than including the dollar value in the tabular presentation.

31.	We note the contingent nature of part of the underwriters’ compensation. In light of Regulation M, please include disclosure in the registration statement regarding when the distribution ends. This disclosure may relate to when all of the shares have been sold, there are no more selling efforts, there is no more stabilization or the overallotment has been exercised. Note that disclosure merely stating that the distribution ends at the closing of the IPO is insufficient.

We have made the requested change in Amendment No. 1. Please see page 68.
Other Regulatory
32.	Please provide a currently dated consent of the independent accountants in any amendment.

We have provided a currently dated consent of the independent accountants with Amendment No. 1.
Exhibits
33.	Note that the staff will require sufficient time to review the exhibits to be filed by amendment.

     We acknowledge the Staff’s comment.
     If you have any questions, please contact the undersigned at (212) 735-8764 or Joe Segilia at (212) 735-8778.
Sincerely,
/s/ Jack Levy
Jack Levy

cc:	Ronald E. Alper
Theodore S. Green
Malcolm Bird
Jonathan Miller